Man GroupUSA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com





06017588

September 29, 2006



PROCESSING
SECTION
RECEIVED
OCT 2006
203
SEC MAIL
WASH, D.C.

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

Press Release


Man Group plc

29 September 2006

Pre-Close Trading Update and Quarterly Funds Under Management Statement

Man Group plc announces the following Trading Update and Quarterly Funds Under Management Statement ahead of its close period for the six months ending 30 September 2006.

It is anticipated that Group profit before tax* for the six months ending 30 September 2006 will be ahead of consensus market expectations. Net management fee income will be up by 35% on the first six months to 30 September 2005, driven by the high level of sales. Net performance fee income will be up around 25%. Brokerage net income* will be up over 40% reflecting both strong organic growth in active markets and the successful integration and build-out of the acquired Refco assets. Diluted earnings per share on total operations* are expected to be up by around 35% and underlying earnings per share** by over 35%.

Sales for the first half year are estimated to be $10.4 billion, split evenly between private investor and institutional product. Sales for the three months to 30 September 2006 are estimated to be $5.1 billion. The three months sales comprise the previous global launch, Man AP Enhanced Series 3 Ltd, which accounted for $0.6 billion; joint ventures for $1.3 billion; other private investor sales which mainly relate to open-ended funds for $0.7 billion; and institutional sales for $2.5 billion. Negative performance was around $0.5 billion. Private investor redemptions were $0.8 billion and institutional redemptions were $1.3 billion. Funds under management are currently estimated to be over $56 billion split private investor $33.5 billion and institutional $22.5 billion. The most recent global launch, Man MGS Access Ltd, will not close until October - it is therefore not included in the sales figures for this period.

Man Group will announce its interim results on 9 November 2006 with the earnings per share figures adjusted to reflect the 6-for-1 share split that took effect on 14 August 2006.

<u>Prior year figures restated for share split</u>

	Six months to 30 September 2005
Diluted earnings per share	cents
Total operations*	23.0
Underlying**	16.5

* Before exceptional items
** Underlying earnings represents earnings from net management fee income in Asset Management plus Brokerage net income (it therefore excludes net performance fee income in Asset Management and exceptional items).

Note: The current market expectations of Group total pre tax profits for the six months ending 30 September 2006 referred to earlier in this announcement are based on forecasts provided to Man Group by nine equity analysts since the Group's final results in June 2006. The consensus, calculated as the average, is $691 million.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462